EXHIBIT H

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE


SECURITIES AND EXCHANGE COMMISSION

          (Release No. 35-_____)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

          January __, 2000

          Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

          Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ________, 2000 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After ________, 2000, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

          ALLIANT ENERGY CORPORATION, ET AL. (70-[____])
          ----------------------------------------------

          Alliant Energy Corporation ("Alliant Energy"), a registered holding company whose principal executive offices are at 222 West Washington Avenue, Madison, Wisconsin 53703, and its wholly-owned public-utility subsidiary companies, Wisconsin Power & Light Company ("WP&L"), IES Utilities, Inc. ("IES"), and Interstate Power Company ("IPC," and together with WP&L and IES, the "Operating Companies") have filed an Application or Declaration pursuant to Sections 6(a), 7, 9(a), 10 and 12(f) of the Act and Rules 43, 45 and 54 thereunder requesting authorization to engage in certain transactions relating to the sale of customer accounts receivable by the Operating Companies.

          WP&L and IES currently have in place separate programs under which each company sells its customer accounts receivable to Ciesco, L.P. ("Ciesco"),


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an accounts receivable financing conduit managed by Citicorp North America, Inc.
(the "Agent"). The purpose of these programs is to enable the two utilities to accelerate their receipt of cash from collection of customer accounts receivables, thereby reducing their dependence upon more costly sources of working capital. These programs expire on March 31, 2000. WP&L and IES and Ciesco have agreed to enter into a new receivables financing program to replace the expiring programs, in connection with which IPC will be added as a participant. Ciesco's purchases under the new program will initially be limited to $300 million of qualifying receivables outstanding at any one time.

          Under the new program, each Operating Company will organize a wholly-owned, special purpose entity ("SPE"), to which it will sell all of its billed and unbilled accounts receivable representing obligations of purchasers of electricity, natural gas, water and certain other obligations (collectively, the "Receivables"), subject to certain program limitations. The SPEs will have nominal capital and will conduct no business operations or own any assets other than the Receivables purchased from the Operating Companies. The SPEs in turn will resell such Receivables to a newly-formed, special-purpose entity to be jointly owned by the SPEs (herein referred to as "NewCo"). NewCo will serve merely as a conduit for ultimate sale of the purchased Receivables to Ciesco.

          It is stated that the purpose in forming the SPEs is to isolate the Receivables from the Operating Company which has originated them such that, pursuant to Financial Accounting Standards Board Statement No. 125 ("FASB 125"),1 / the sale of the Receivables to the SPEs qualifies for treatment as a true sale of assets by the Operating Companies rather than as a loan secured by the Receivables. The purpose in forming NewCo is to consolidate the Receivables of the three utilities into a much larger pool of Receivables, which will eliminate duplicate structuring and administrative costs that would be associated with creating and maintaining separate programs with Ciesco.

          The new receivables program will be implemented through a series of substantially similar Receivables sale and purchase agreements pursuant to which the Operating Companies will sell the Receivables to the SPEs, the SPEs will sell the Receivables to NewCo, and NewCo will sell an undivided percentage ownership interest in the pool of Receivables originated by the Operating Companies to Ciesco.

          Under normal circumstances, Ciesco will fund its purchases with the proceeds of commercial paper sales. The applicable rate applied by Ciesco for any calendar month will be equal to the weighted average of the rates at which


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1 /  See FASB Statement No. 125, "Accounting for Transfers and Servicing of
Financial Assets and Extinguishments of Liabilities" (June 1996). FASB 125 sets forth various tests which have to be met in order for the transferred assets to be deemed to be isolated from (i.e., out of the control of) the transferor. Special-purpose entities such as those described in this filing are typically used to establish such separateness.


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Ciesco sells commercial paper notes having a term equal to a period not exceeding 270 days, plus dealer commissions and note issuance costs. In addition, Ciesco will charge a program fee equal to 1/8th of 1% per annum on the average daily amount invested by Ciesco, an investor fee equal to 0.01% of the annual average amount invested, plus a one-time structuring fee of $100,000.

          Citibank will provide liquidity to the program under a separate agreement pursuant to which Citibank would be obligated to purchase the Receivables from NewCo in the event that Ciesco, for any reason (e.g., its inability to sell commercial paper), does not do so. Citibank's funding cost would generally be based on a Eurodollar borrowing rate for borrowings having a period equal to one, two, three or six months, as selected by NewCo. In certain cases, the applicable rate would be a fluctuating rate based on Citibank's base rate or the latest three-week moving average of secondary market morning offering rates for three-month certificates of deposit of major U.S. money market banks. The spread over the reference rates will vary over the life of the program based on market conditions and on changes in the corporate credit rating of Alliant Energy, or, if there is no such rating at the time, the two highest long-term public senior debt ratings of the Operating Companies. Citibank will also charge a liquidity fee of between 0.15% and 0.275% (depending on the corporate credit rating of Alliant Energy) times the amount of Citibank's commitment to purchase interests in the Receivables.

          Alliant Energy will provide limited credit support in favor of Ciesco, the Agent and Citibank. Such recourse claims include liability for Ciesco's funding costs, Collection Agent fees, and limited recourse for defaulted Receivables, which in no case would exceed 9% of the amount invested by Ciesco at any time. The pool of Receivables created by the Operating Companies includes a reserve for all such credit losses.

          The applicants state that, although the actual funding cost will vary depending on, inter alia, Ciesco's own funding costs, it is expected that the all-in credit spread to the Operating Companies will be substantially lower than the weighted average cost of permanent capital that the Operating Companies would otherwise have to maintain in order to finance their operations.

          The estimated fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction are estimated not to exceed $100,000, exclusive of a one-time $100,000 structuring fee and other recurring program fees paid to Ciesco and Citibank. WP&L will file an application with the Wisconsin Public Service Commission and IPC will file an application with the Illinois Commerce Commission and the Minnesota Public Utilities Commission, in each case seeking approval for the sale of its receivables to an affiliated interest.


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